FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change Report

April 22, 2010

ITEM 3.

NEWS RELEASE

A news release was disseminated on April 22, 2010 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has completed the previously announced transaction whereby Platinum Group Metals Ltd. acquired ownership of up to a 74% interest in Projects 1 and 3 of the Western Bushveld Joint Venture.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group”) announces the completion of the previously announced transaction whereby Platinum Group Metals Ltd. acquires ownership of up to a 74% interest in Projects 1 and 3 of the Western Bushveld Joint Venture (“WBJV”) including the feasibility stage, 275,000 ounces per year Project 1 Platinum Mine. Wesizwe Platinum (WEZ-JSE) a company founded on empowerment principles holds the remaining 26% interest in both projects.  Transfers of the final portions of mineral property rights pursuant to the transaction have been approved at the Department of Mineral Resources, South Africa today.

President and CEO, R. Michael Jones said, “We are now in a position to advance the Project 1 Platinum Mine and make a final decision on our strategic alternatives in the weeks ahead. We have a high degree of interest in the project from several different global players and financing groups at a time when the fundamentals for platinum and palladium have never been better.”

The WBJV platinum reserves stand out as highly competitive in terms of ore grade and shallow depth. South Africa supplies 80% of the World’s platinum production and many of the historic producing mines have become mature operations. Depth, safety and power will continue to limit supply growth.  At the same time demand for platinum has rebounded strongly due to recovering global auto sales, continued growth in Asian jewelry demand and significant investor interest.

One hundred percent (100%) of the WBJV Project 1 and 3 mineral titles are now held in a project level operating company. In the transaction Platinum Group sold to Wesizwe 18.5% of Project 2 for approximately CAD $52 million in credit. Platinum Group now has a right over a nine month period to subscribe for additional shares to increase its stake to 74% in consideration of up to 409 million Rand (approximately CAD $55 million).  The CAD $55 million can be subscribed in steps or at once and will assist with a potential “wrap around” construction project funding.  The subscription funds will be held in escrow to be applied against the 26% required contributions from Wesizwe.

Platinum Group now holds rights for up to 74% of 8.2 million 4E ounces (platinum, palladium, rhodium and gold) in the Measured and Indicated categories in Project 1 and 1.9 million 4E ounces Inferred in Project 3. Reserves for Project 1 stand at 4.67 million ounces 4E. (18Mt at 5.51 g/t 4E Merensky and 13.5Mt at 3.4 g/t 4E UG2).

Using 3 year trailing average prices in October 2009 including US$ 1,343 Platinum the project independent feasibility model developed a Net Present Value post tax, at a 5% discount rate of US$ of 431 million. (See October 8, 2009 Press Release for Details and reports on www.sedar.com including risk factors)

Included in the  closing of the transaction Platinum Group has made a payment to Anglo Platinum to settle the original Joint Venture “Equalization” of 186.5 Million Rand (approximately CAD $25.5 million). The Company’s current cash position stands at approximately CAD $7 million.

Discussions with strategic partners, potential financing groups and banks are well advanced with RBC Capital Markets acting as an Advisor. During the time required to finalize the 74% transaction the Company has been very active evaluating alternatives. There is active interest to support all three strategic directions including a build decision utilizing a staged approach within the feasibility study, a potential sale of the Company and hedging or partnering type transactions. The Company expects to make a selection of a strategic alternative in the weeks ahead based on the best value for shareholders.

ITEM 6.

RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

                        N/A

ITEM 7.

OMITTED INFORMATION

                        N/A

ITEM 8.

EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

DATE OF REPORT

April 22, 2010